The Loev Law Firm, PC
6300 West Loop South, Suite 280
Bellaire, Texas 77401
Telephone (713) 524-4110
Facsimile (713) 524-4122

July 11, 2007
Mr. Matt Franker
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549
Phone: (202) 551-3749
Fax: (202) 772-9368

Re:
Pediatric Prosthetics, Inc.
Response Letter to Comments Issued on Amendment No. 1 to Registration Statement on Form SB-2 on June 1, 2007
Submitted June 8, 2007
Telephone Call with Matt Franker - July 9, 2007
File No. 333-140554

Dear Mr. Franker:

In response to your comments to us via telephone on July 9, 2007, Pediatric Prosthetics, Inc. (the “Company,” “Pediatric,” “we,” and “us”) has the following responses:

1.  IN RESPONSE TO YOUR COMMENTS REGARDING THE HISTORY OF THE COMPANY AND ITS PRIOR STATUS AS A NON-REPORTING PUBLICLY TRADED COMPANY, WE HAVE REVISED THE SECOND PARAGRAPH OF OUR “HISTORY OF THE COMPANY” SECTION UNDER DESCRIPTION OF BUSINESS, TO STATE THE FOLLOWING (UNDERLINED TEXT IS NEW):

We had been a non-operating, non-reporting, publicly traded corporate shell, without assets or operations since February 6, 2001, but had traded our common stock on the Pinksheets under the symbol "GDRG," prior to the Exchange. Pediatric Texas had limited operations, consisting solely of hiring Dan Morgan, our current Vice President and Chief Prosthetist, and seeking a merger and/or acquisition candidate, and had no sales and made no fittings, prior to February 6, 2001. We had not been a reporting company prior to the share exchange. We entered into the Exchange to acquire an operating business, Pediatric, and the shareholders of Pediatric entered into the Exchange to trade Pediatric's common stock on the Pinksheets (Note: effective May 25, 2007, our common stock has been quoted on the OTCBB under the symbol “PDPR.”).

Pediatric Prosthetics, Inc.
Response to July 9, 2007 Comments

2.  IN RESPONSE TO YOUR COMMENTS REGARDING THE “ONE COMPANY” WHICH PERFORMED SERVICES ON BEHALF OF THE INVESTORS, UNDER “FIRST CLOSING FEES AND COSTS,” UNDER “LIQUIDITY AND CAPITAL RESOURCES,” AND WAS PAID IN CONNECTION WITH THE CLOSINGS, WE HAVE REVISED THE AMENDED FORM SB-2 TO STATE THE FOLLOWING (CHANGES ARE UNDERLINED):

$75,000*	Legal Fees and Closing Payments
To our counsel, the Purchasers' counsel and National Investment Resources, a company working on the Purchasers’ behalf, which drafted closing documents used by us in connection with the May 2006 closing; and

Yours very truly,

/s/ John S. Gillies
John S. Gillies
Associate

Pediatric Prosthetics, Inc.
Response to July 9, 2007 Comments